Exhibit 99.6

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Annual General Meeting 2008
Chairman’s Address

Good morning everyone. I would like to welcome you to the 13th Annual General Meeting of Progen Pharmaceuticals on behalf of myself and the Board: Robert Williamson, John Lee, Patrick Burns, Justus Homburg and Stephen Chang. We appreciate you being able to attend today. Unfortunately Rob Williamson was not able to attend at the last moment and he has asked me to submit his apologies.

Just prior to starting my address, I would also like to sincerely thank Professor John Zalcberg for all his assistance and sage advice, energy and dedication to the Company over the many years he was on our Board. I would also like to congratulate John again on his receiving the Medal of the Order of Australia this year for his contributions to the treatment of cancer.

I am profoundly happy too to report that he has agreed to join our scientific advisory board and continue to provide his services and solid advice.

This has been a challenging period for our company. The termination of the phase III PATHWAY trial and the current financial climate has caused concern.

Your Board continues to believe that Progen is a promising life sciences company with potential, not only with PI 88 but also through its new internal developments, the “500 Series” compounds and the “Heparanase” project, and also in the emerging cancer treatment field of Epigenetics which we acquired with Cellgate earlier in the year. (Justus Homburg has prepared information for you on these programs and they have been made available on our web site).

We believe that the promise of these compounds and projects, including PI-88, should be reflected in the value of the company, but they are not despite Progen being a Company with a relatively strong cash position.

We are all aware the financial climate of the world has changed very significantly over the past few months. I think most people see this new tightened financial climate being with us for several years.

We have taken these matters into consideration and have also sought external advice through the use of an independent corporate advisor, Beerworth & Partners, whose remit has been to conduct a review of the Company, taking into account recent company developments and this new financial climate.

We announced the key conclusions and recommendations of the Beerworth & Partners report on the 13th of November.

Also, during this corporate review period, we have had a number of approaches from other Companies who are interested in Progen.

These parties have provided a variety of indicative but as yet incomplete terms and it initially appears that some may be of potentially significant value to Progen shareholders. We are obliged as a Board to consider and investigate these indicative offers to understand the value they represent for shareholders.

Not dissimilarly, a group of shareholders have requisitioned an EGM to seek changes on the Board, believing that a new perspective and group are needed to drive the Company forward and to “unlock its potential”.

We are actively examining all of these issues at present. As soon as these opportunities are no longer confidential, we will share them with you.

To retrace developments in PI-88, we reached the difficult decision to terminate the PATHWAY trial after much consideration of what was in the best interests of shareholders. We faced a situation during which several distinct and unrelated factors came together to make continuing with PATHWAY unwise. We saw national regulatory approvals taking place later than we had hoped. Recruitment rates – though difficult to assess so early on – were possibly slower than expected. The introduction of Bayer’s competitive trial in the same indication was launched, and we had been unable to secure a partnership for PI-88 that would provide the leverage to drive recruitment in this competitive environment.

While each of these factors may have been individually manageable, their aggregate effect was to introduce a level of risk to the timely and cost-effective commercialization of the project that we considered unacceptable, given we had a fixed overhead involved in the running of the project.

We continue to believe strongly in the science behind PI-88, and, as we announced, we are looking to pursue regional development and registration strategies with one or more external partners. Discussions with interested parties continue.

Progen also has other development projects with good long-term clinical and financial prospects, including our very promising 500 Series compounds and the Epigenetics targets. These are at various stages of development and do represent what we believe is promising potential for the future.

So what are Progen’s next steps?

Taking into account all of the factors I have mentioned, the review and recommendations provided by Beerworth and Partners as well as feedback from Progen’s diverse shareholder base, your Board has determined to implement the following strategy with immediate effect:

1.  That we will announce, within 45 days from today, terms of an M&A transaction able to deliver a value to shareholders in excess of a $1.10 per share. This will be prior to the 14th January 2009.

This will likely require shareholder approval.

At this point, we envisage that part of any deal would involve a capital return to shareholders.

2.  Should this not occur, the Board will recommend that the entire capital of the Company (less liabilities and allowances for the continuing statutory and other costs) be returned to shareholders. This is a sum we currently estimate by February to be approximately $70 million, or about $1.10 per share.

This would require shareholder approval.

This places a considerable time pressure on the Company to aggressively bring possible M&A opportunities to this stage and for us to be able to convince you, our shareholders, that such an M&A transaction is in your best interest.

To ensure that all of this is done quickly, we are able to announce today the appointment of PriceWaterhouseCoopers as our advisors for this task.

I also wish to point out again that the Board remains dedicated to delivering on these commitments, and to thereby restore value to shareholders.

I should like to take the opportunity to thank the management team and staff of Progen for continuing to deliver outstanding work in the face of considerable uncertainty.

At a personal level, I would also like to thank my colleagues on the Board for their dedication to the company, and for the considerable efforts and energies that each have expended on your behalf over recent months and also for their support of myself as a new Chairman.

We look forward to being able to share with you over the coming few weeks details of the exciting opportunities that lie in our future.

In the meantime, on behalf of your company and your Board, I urge you to support today’s resolutions.

END